RBC Capital Markets®	Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-208507

Pricing Supplement Dated September 13, 2017 To the Product Prospectus Supplement FIN-1 Dated January 14, 2016, and the Prospectus and Prospectus Supplement, each dated January 8, 2016	$100,000,000 Fixed to Floating Rate Notes with Cap, Due September 20, 2020 Royal Bank of Canada

Royal Bank of Canada is offering the Fixed to Floating Rate Notes with Cap (the “Notes”) described below.
The CUSIP number for the Notes is 78012K6S1.
The Notes will pay interest quarterly, on the 20th day of March, June, September, and December of each year, commencing on December 20, 2017 and ending on the Maturity Date. Interest will accrue at the following rates during the indicated years of the term of the Notes:
•	Year 1:	1.875%
•	Years 2-3:	3 Month USD LIBOR + 0.30%, subject to the applicable Coupon Cap
The Coupon Cap will be 2.40% for Year 2 and 2.55% for Year 3.
The Notes will not be listed on any U.S. securities exchange.
Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-1 of the prospectus supplement dated January 8, 2016, “Additional Risk Factors Specific to the Notes” beginning on page PS-5 of the product prospectus supplement FIN-1 dated January 14, 2016 and “Additional Risk Factors” on page P-6 of this pricing supplement.
The Notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation (the “FDIC”) or any other Canadian or U.S. government agency or instrumentality.
Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.
RBC Capital Markets, LLC has offered the Notes at varying public offering prices related to prevailing market prices, and will purchase the Notes from us on the Issue Date at a purchase price that will be 99.85% of the principal amount. See “Supplemental Plan of Distribution (Conflicts of Interest)” on page P-6 below.
To the extent that the total aggregate principal amount of the Notes being offered by this pricing supplement is not purchased by investors in the offering, one or more of our affiliates may purchase the unsold portion.  However, our affiliates will not purchase more than 15% of the principal amount of the Notes.
We will deliver the Notes in book-entry only form through the facilities of The Depository Trust Company on September 20, 2017, against payment in immediately available funds.
RBC Capital Markets, LLC

Fixed to Floating Rate Notes with Cap, Due September 20, 2020
SUMMARY
The information in this “Summary” section is qualified by the more detailed information set forth in this pricing supplement, the product prospectus supplement FIN-1, the prospectus supplement, and the prospectus.
Issuer:	Royal Bank of Canada (“Royal Bank”)
Issue:	Senior Global Medium-Term Notes, Series G
Underwriter:	RBC Capital Markets, LLC
Currency:	U.S. Dollars
Minimum Investment:	$1,000 and minimum denominations of $1,000 in excess of $1,000
Pricing Date:	September 13, 2017
Issue Date:	September 20, 2017
Maturity Date:	September 20, 2020
CUSIP:	78012K6S1
Interest Rate:	Year 1:	1.875%
	Years 2-3:	3 Month USD LIBOR + 0.30%, subject to the applicable Coupon Cap.
However, in no event will the interest rate be less than 0%.
Reference Rate:
3 Month USD LIBOR, as reported on Reuters Page LIBOR01 or any successor page. See the section of the prospectus supplement, “Description of the Notes We May Offer—Floating Rate Notes—LIBOR Notes” for a discussion of how the Reference Rate will be determined, including if it is not reported on that page.

Coupon Cap:	Year 2:	2.40%
	Year 3:	2.55%
Day Count Fraction:	30/360
Type of Note:	Fixed to Floating Rate Notes
Interest Payment Dates:
Quarterly, in arrears, on the 20th day of March, June, September, and December of each year, commencing on December 20, 2017 and ending on the Maturity Date. If any Interest Payment Date is not a New York business day, interest will be paid on the next New York business day as further discussed beginning on page S-16 of the prospectus supplement, without adjustment for period end dates and no additional interest will be paid in respect of the postponement.

Interest Period:	Each period from and including an Interest Payment Date (or, for the first period, the Settlement Date) to but excluding the next following Interest Payment Date.

P-2	RBC Capital Markets, LLC

Fixed to Floating Rate Notes with Cap, Due September 20, 2020
Interest Determination Dates During Floating Rate Period:	The Reference Rate is set two London business days prior to the start of the applicable Interest Period.
Redemption:	Not Applicable. The Notes are not redeemable prior to maturity.
Survivor’s Option:	Not Applicable.
U.S. Tax Treatment:
We intend to take the position that the Notes will be treated as variable rate debt instruments providing for stated interest at a single fixed rate and a qualified floating rate for U.S. federal income tax purposes. Under this characterization, based on the rates in effect as of the date of this pricing supplement, we expect that the Notes may be issued with no more than de minimis OID.  Please see the discussion in the accompanying product prospectus supplement FIN-1 dated January 14, 2016 under the section entitled “Supplemental Discussion of U.S. Federal Income Tax Consequences,” and the accompanying prospectus dated January 8, 2016 under the section entitled “Tax Consequences—United States Taxation” and specifically the discussion in the accompanying prospectus under the section entitled “Tax Consequences—United States Taxation—Original Issue Discount—Variable Rate Debt Securities.”

Calculation Agent:	RBC Capital Markets, LLC.
Listing:	The Notes will not be listed on any securities exchange.
Clearance and Settlement:
DTC global (including through its indirect participants Euroclear and Clearstream, Luxembourg as described under “Description of Debt Securities—Ownership and Book-Entry Issuance” in the prospectus dated January 8, 2016).

Terms Incorporated in the Master Note:
All of the terms appearing above the item captioned “Listing” on pages P-2 and P-3 of this pricing supplement and the applicable terms appearing under the caption “General Terms of the Notes” in the product prospectus supplement FIN-1 dated January 14, 2016, as modified by this pricing supplement.

P-3	RBC Capital Markets, LLC

Fixed to Floating Rate Notes with Cap, Due September 20, 2020
ADDITIONAL TERMS OF YOUR NOTES
You should read this pricing supplement together with the prospectus dated January 8, 2016, as supplemented by the prospectus supplement dated January 8, 2016 and the product prospectus supplement FIN-1 dated January 14, 2016, relating to our Senior Global Medium-Term Notes, Series G, of which these Notes are a part. Capitalized terms used but not defined in this pricing supplement will have the meanings given to them in the product prospectus supplement FIN-1. In the event of any conflict, this pricing supplement will control.  The Notes vary from the terms described in the product prospectus supplement FIN-1 in several important ways. You should read this pricing supplement carefully.
This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement dated January 8, 2016, “Additional Risk Factors Specific to the Notes” in the product prospectus supplement FIN-1 dated January 14, 2016 and “Additional Risk Factors” in this pricing supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may access these documents on the SEC website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website):
Prospectus dated January 8, 2016:
http://www.sec.gov/Archives/edgar/data/1000275/000121465916008810/j18160424b3.htm
Prospectus Supplement dated January 8, 2016:
https://www.sec.gov/Archives/edgar/data/1000275/000121465916008811/p14150424b3.htm
Product Prospectus Supplement FIN-1 dated January 14, 2016:
https://www.sec.gov/Archives/edgar/data/1000275/000114036116047762/form424b5.htm

Our Central Index Key, or CIK, on the SEC website is 1000275.  As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to Royal Bank of Canada.

P-4	RBC Capital Markets, LLC

Fixed to Floating Rate Notes with Cap, Due September 20, 2020
HISTORICAL INFORMATION
Historically, the Reference Rate has experienced significant fluctuations. Any historical upward or downward trend in the level of the Reference Rate during any period shown below is not an indication that the interest payable on the Notes is more or less likely to increase or decrease at any time during the floating rate period.
The Reference Rate was 1.3200% on September 13, 2017. The graph below sets forth the historical performance of the Reference Rate from September 13, 2012 through September 13, 2017.

Source: Bloomberg L.P.
PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

P-5	RBC Capital Markets, LLC

Fixed to Floating Rate Notes with Cap, Due September 20, 2020
ADDITIONAL RISK FACTORS
The Notes involve risks not associated with an investment in ordinary floating rate notes. This section describes the most significant risks relating to the terms of the Notes.  For additional information as to the risks related to an investment in the Notes, please see the accompanying product prospectus supplement FIN-1 dated January 14, 2016 and the prospectus supplement and prospectus, each dated January 8, 2016. You should carefully consider whether the Notes are suited to your particular circumstances before you decide to purchase them. Accordingly, prospective investors should consult their financial and legal advisors as to the risks entailed by an investment in the Notes and the suitability of the Notes in light of their particular circumstances.
The Amount of Interest Payable on the Notes Is Capped. The interest rate on the Notes for each quarterly interest period during the floating interest rate period is capped for that period at the applicable maximum interest rate set forth above.
Investors Are Subject to Our Credit Risk, and Our Credit Ratings and Credit Spreads May Adversely Affect the Market Value of the Notes. Investors are dependent on Royal Bank’s ability to pay all amounts due on the Notes on interest payment dates and at maturity, and, therefore, investors are subject to the credit risk of Royal Bank and to changes in the market’s view of Royal Bank’s creditworthiness. Any decrease in Royal Bank’s credit ratings or increase in the credit spreads charged by the market for taking Royal Bank’s credit risk is likely to adversely affect the market value of the Notes.
The Notes May Be Adversely Affected by Changes in LIBOR Reporting Practices or the Method in Which LIBOR Is Determined. On July 27, 2017, the Financial Conduct Authority (the “FCA”) announced its intention to phase out LIBOR rates by the end of 2021. It is not possible to predict the further effect of the FCA Rules (as defined in the accompanying prospectus supplement), any changes in the methods by which the LIBOR is determined, or any other reforms to LIBOR that may be enacted in the U.K., the EU and elsewhere, each of which may adversely affect the trading market for the Notes. Any such developments may cause LIBOR to perform differently than in the past, or cease to exist. In addition, any other legal or regulatory changes made by the FCA, ICE Benchmark Administration Limited, the European Money Markets Institute (formerly Euribor-EBF), the European Commission or any other successor governance or oversight body, or future changes adopted by such body, in the method by which LIBOR is determined or the transition from LIBOR to a successor benchmark may result in, among other things, a sudden or prolonged increase or decrease in LIBOR, a delay in the publication of LIBOR, trigger changes in the rules or methodologies in LIBOR discouraging market participants from continuing to administer or to participate in LIBOR’s determination, and, in certain situations, could result in LIBOR no longer being determined and published. Accordingly, such proposals for reform and changes could have a material adverse effect on the value of and return on the Notes (including potential rates of interest thereon).

P-6	RBC Capital Markets, LLC

Fixed to Floating Rate Notes with Cap, Due September 20, 2020
SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)
Delivery of the Notes will be made against payment for the Notes on September 20, 2017, which is the fifth (5th) business day following the Pricing Date (this settlement cycle being referred to as “T+5”).  See “Plan of Distribution” in the prospectus supplement dated January 8, 2016. For additional information as to the relationship between us and RBC Capital Markets, LLC, please see the section “Plan of Distribution—Conflicts of Interest” in the prospectus dated January 8, 2016.
We expect to deliver the Notes on a date that is greater than two business days following the trade date. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes more than two business days prior to the original issue date will be required to specify alternative arrangements to prevent a failed settlement.
After the initial offering of the Notes, the price to the public may change. To the extent that the total aggregate principal amount of the Notes being offered by this pricing supplement is not purchased by investors in the offering, one or more of our affiliates may purchase the unsold portion. However, our affiliates will not purchase more than 15% of the principal amount of the Notes. Sales of these Notes by our affiliates could reduce the market price and the liquidity of the Notes that you purchase.
We may use this pricing supplement in the initial sale of the Notes. In addition, RBC Capital Markets, LLC or another of our affiliates may use this pricing supplement in a market-making transaction in the Notes after their initial sale. Unless we or our agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

P-7	RBC Capital Markets, LLC

Fixed to Floating Rate Notes with Cap, Due September 20, 2020
VALIDITY OF THE NOTES
In the opinion of Norton Rose Fulbright Canada LLP, the issue and sale of the Notes has been duly authorized by all necessary corporate action of the Bank in conformity with the Indenture, and when the Notes have been duly executed, authenticated and issued in accordance with the Indenture and delivered against payment therefor, the Notes will be validly issued and, to the extent validity of the Notes is a matter governed by the laws of the Province of Ontario or Québec, or the laws of Canada applicable therein, and will be valid obligations of the Bank, subject to equitable remedies which may only be granted at the discretion of a court of competent authority, subject to applicable bankruptcy, to rights to indemnity and contribution under the Notes or the Indenture which may be limited by applicable law; to insolvency and other laws of general application affecting creditors’ rights, to limitations under applicable limitations statutes, and to limitations as to the currency in which judgments in Canada may be rendered, as prescribed by the Currency Act (Canada).  This opinion is given as of the date hereof and is limited to the laws of the Provinces of Ontario and Québec and the federal laws of Canada applicable thereto. In addition, this opinion is subject to customary assumptions about the Trustee’s authorization, execution and delivery of the Indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated January 8, 2016, which has been filed as Exhibit 5.1 to Royal Bank’s Form 6-K filed with the SEC dated January 8, 2016.
In the opinion of Morrison & Foerster LLP, when the Notes have been duly completed in accordance with the Indenture and issued and sold as contemplated by the prospectus supplement and the prospectus, the Notes will be valid, binding and enforceable obligations of Royal Bank, entitled to the benefits of the Indenture, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith).  This opinion is given as of the date hereof and is limited to the laws of the State of New York.  This opinion is subject to customary assumptions about the Trustee’s authorization, execution and delivery of the Indenture and the genuineness of signatures and to such counsel’s reliance on the Bank and other sources as to certain factual matters, all as stated in the legal opinion dated January 8, 2016, which has been filed as Exhibit 5.2 to the Bank’s Form 6-K dated January 8, 2016.

P-8	RBC Capital Markets, LLC